DEPFA Deutsche Pfandbriefbank AG

Birte Bargmann
Associate Director
Legal / Compliance Officer

Tel.: +49 6196 9990-2886
Fax: +49 6196 9990-1352
birte.bargmann@depfa.com

3 March 2008

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549 [redacted]
USA

08001264

SUPPL

Notification regarding the intended modifications of our Articles of Association

Dear Madam/Sir,

As securities of DEPFA Deutsche Pfandbriefbank are admitted to dealings on the London Stock Exchange we hereby inform you, in accordance with sec. 30c German Securities Trading Act (WpHG), that we intend to amend our Articles of Association as set out below. The amendment might affect the rights of the owners of securities:

The Company will relocate its registered office from Frankfurt/Main to Eschborn.

The Annual General Meeting will decide on the amendment of the Articles of Association on 12 March 2008.

Sincerely,

DEPFA Deutsche Pfandbriefbank AG

(Stefan Krick) (Birte Bargmann)

PROCESSED
MAR 18 2008
THOMSON
FINANCIAL

RECEIVED
2008 MAR 17 A 4:38

3/17

END